Unit 2901, 29F, Tower C Beijing Yintai Centre No. 2 Jianguomenwai Avenue Chaoyang District, Beijing 100022 People’s Republic of China Phone: 86-10-6529-8300 Fax: 86-10-6529-8399 Website: www.wsgr.com	中国北京市朝阳区建国门外大街2号 银泰中心写字楼C座29层2901室 邮政编码: 100022 电话: 86-10-6529-8300 传真: 86-10-6529-8399 网站: www.wsgr.com

August 3, 2020

VIA EDGAR

Mr. Tony Watson

Mr. Bill Thompson

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	TuanChe Limited

Response to the Staff’s Comments on

Form 20-F for the Fiscal Year Ended December 31, 2019 (File No. 1-38737)

Dear Mr. Watson and Mr. Thompson,

On behalf of our client, TuanChe Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are hereby submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter requesting an extension of time to respond to the comments of the Staff contained in the letter dated June 24, 2020 relating to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2019 filed on May 18, 2020.

Pursuant to the telephonic discussion between Mr. Ke (Ronnie) Li of Wilson Sonsini Goodrich & Rosati and Mr. Bill Thompson of the Staff on August 3, 2020, the Company respectfully requests that the Commission grant an extension of 10 business days to allow the Company to provide more thoughtful response to the Staff’s comments no later than August 17, 2020.

Should the Staff have any additional comments or questions, please contact the undersigned by telephone at 86-10-6529-8308 or via e-mail at douyang@wsgr.com.

Very truly yours,

/s/ Dan Ouyang
Dan Ouyang

cc:

Wei Wen, Chief Executive Officer, TuanChe Limited

Chenxi Yu, Deputy Chief Financial Officer, TuanChe Limited

Der Hua You, Partner, PricewaterhouseCoopers Zhong Tian LLP

Wilson Sonsini Goodrich & Rosati, Professional Corporation

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